April 21, 2006

Frank V. Tannura
Chairman of the Board and CEO
Packaging Dynamics Corporation
3900 West 43rd Street
Chicago, Illinois 60632

	Re:	Packaging Dynamics Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 11, 2006
   		File No. 0-49741

Dear Mr. Tannura:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1. Please tell us what the management participants` equity will be in the parent on a non-diluted basis.

Summary Term Sheet, page 1

2. We note your response to prior comment 6; however, please disclose the nature of Deutsche Bank`s role in the financing.

Interests of Packaging Dynamics` Executive Officers and Directors in the Merger, page 4

3. We note your response to prior comment 10. Please disclose that
Anthony Scotto was appointed to the board under the shareholders agreement. Clarify whether Mr. Scotto is still Packaging Investors` designee under the shareholders agreement or whether Packaging Investors has designated another director. Provide similar disclosure under Background to the Merger on page 18 and Interests of Packaging
Dynamics` Executive Officers and Directors in the Merger on page
39.

4. We note your response to prior comment 11. We also note the disclosure on page 20 regarding your "customer supplier" relationship with Thilmany. Please describe this relationship, including a brief summary of any supply or other agreements with Thilmany relating to this relationship.

The Merger, page 18

Background to the Merger, page 18

5. Please clarify who negotiated on behalf of the company in your discussion regarding the negotiations of the terms of the transaction and merger agreement.

6. We note your response to prior comment 17. However, we asked you to describe any material agreement, arrangement or understanding, whether written or oral, between Packaging Investors or any of its affiliates and Thilmany or any of its affiliates. We also note that
Oak Hill Advisors, an affiliate of Packaging Investors, will participate in "certain aspects" of Thilmany`s debt financing in connection with the transaction. Please revise your response.

7. We note your response to prior comment 21. However, your disclosure appears to contradict Deutsche Bank`s statement in its opinion that it was "only authorized to solicit third party indications of interest from a limited number of potential suitors specifically identified by Packaging Dynamics." Please clarify.

Deutsche Bank Securities, Inc., page 25

8. Please disclose the implied enterprise and equity values for each valuation method.

9. Please ensure that the filing addresses all of the analyses that were conducted by Deutsche Bank and presented to the board. For example, provide in greater detail the information set forth on pages
29-31 of Deutsche Bank`s materials.
Interests of Packaging Dynamics Directors and Executive Officers in the Merger, page 39

10. We note your response to prior comment 31; however, we do not see your disclosure regarding whether Packaging Investors or any of its affiliates will receive any benefits not received by other shareholders in connection with the transaction. In addition, please provide disclosure in this section regarding the accounts managed by
Oak Hill Advisors and its affiliates and how they will participate in certain aspects of Thilmany`s debt financing and the fees they will derive from such transaction.

11. We note your response to prior comment 32. However, since you disclosed in your press release dated February 24, 2006 that Pat Chambliss will continue as CFO, please clarify your disclosure in the last paragraph under Management Arrangements with the Surviving Corporation.

The Merger Agreement, page 53

12. We note your response to prior comment 35. Please delete the disclaimer or include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Miscellaneous, page 68

13. We reissue prior comment 36. Please delete the language at the end of the fourth sentence in the second paragraph that implies that the information in the proxy statement may not be accurate as of the filing date.

Exhibit B

14. Please revise to reflect the language below:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      Please contact Brigitte Lippmann at (202) 551-3713 or me at
(202) 551-3767 if you have any questions.

Sincerely,



Jennifer Hardy
Branch Chief


cc:	William R. Kunkel, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Street
Chicago, Illinois 60606
Frank V. Tannura
Packaging Dynamics Corporation
April 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE